May 1, 2015

Via E-mail

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Potlatch Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed February 13, 2015
File No. 1-32729

Dear Mr. Gordon:
This letter is submitted on behalf of Potlatch Corporation (we and our) and responds to the Staff's comment letter of April 21, 2015 relating to our Form 10-K for our fiscal year ended December 31, 2014. For your convenience, we have reproduced the Staff's comments below and have provided our responses accordingly.
Form 10-K for the fiscal year ended December 31, 2014
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer
Repurchases of Equity Securities, page 19

1.	We are unable to locate the summary of shares authorized for issuance under your equity compensation plans, as contemplated by Item 201(d) of Regulation S-K. Please advise.
Response:
The summary of shares authorized for issuance under our equity compensation plans, as required by Item 201(d) of Regulation S-K, was inadvertently omitted in our Annual Report on Form 10-K for the year ended December 31, 2014. The following table provides the information with respect to our equity compensation plans as of December 31, 2014:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants or rights [1]	Weighted average exercise prices of outstanding options, warrants or rights [2]	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	376,040	—	1,388,704
Equity compensation plans not approved by security holders	—	—	—
Total	376,040	—	1,388,704

[1] Includes 160,233 performance shares, 32,455 restricted stock units (RSUs), 60,570 deferred RSUs and 122,782 deferred compensation director stock equivalent units.

[2] Performance shares, RSUs, deferred RSUs and director stock equivalent units do not have exercise prices.
The information in the equity compensation plan table is substantially disclosed in footnote 15 of our 2014 Annual Report on Form 10-K, which includes the number of outstanding performance shares, RSUs and deferred compensation director stock equivalent units. In addition, footnote 15 discloses approximately 1.1 million shares authorized for future use, which is lower than the number of securities remaining available for future issuance because we apply the maximum number of contingent performance shares to the calculation.
We will include the summary of shares authorized for issuance under our equity compensation plans in accordance with Item 201(d) of Regulation S-K in our 2015 Annual Report on Form 10-K or by incorporation by reference in our 2015 Proxy Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
We note your use of EBITDDA and FAD in your investor presentation filed on March 10, 2015. Please tell us if you consider these measures to be key performance indicators. To the extent a measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis. Please include an example of any future disclosure in your response.

Response:
We do not consider EBITDDA or FAD to be key performance indicators for Potlatch. Our internal segment reports and variance analyses provided to our chief operating decision maker focus on our GAAP results. External discussions of our results in our Management’s Discussion and Analysis, earnings release and earnings scripts utilize these GAAP internal segment reports and variance analyses, which serve to provide a view through the eyes of management. Our internal segment reports include EBITDDA as supplementary information at the bottom of a table or the back of a report, without commentary or analysis, consistent with our view that EBITDDA is not a key performance indicator. FAD is not presented in reports provided to our chief operating decision maker. We do not believe that adding EBITDDA and FAD to our Management’s Discussion and Analysis would improve the ability of investors to assess our financial condition or results of operations.

Consolidated Results Comparing 2014 and 2013
Cost of Goods Sold, page 29

3.
You indicate impacts to your cost of goods sold line item for the increase from 2013 to 2014 include higher logging costs and forest management expenses in your Resource segment and higher log costs and labor-related expenses for your Wood Products segment. In future filings please quantify for us the consolidated amounts applicable to the material components of cost of goods sold and provide explanations for variances at this lower level or tell us why this is not necessary.

Response:
Commencing with our Quarterly Report for the three months ended March 31, 2015, which was filed contemporaneously with this letter, we will present in tabular format the material components of cost of goods sold for each segment, along with explanations for variances at this lower level. Due to the alignment with segment revenues, we believe this segment level detail is more meaningful than consolidated cost of sales balances. Our segment footnote remains unchanged.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 509-835-1508 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Stephanie A. Brady

Stephanie A. Brady
Controller and Principal Accounting Officer